Morgan, Lewis & Bockius LLP

One Federal Street

Boston, Massachusetts 02110

November 9, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Master Portfolio Trust
Registration Statement on Form N-1A

Ladies and Gentlemen:

This letter is to respond to comments we received from Mr. Keith Gregory of the Staff of the Division of Investment Management of the Securities and Exchange Commission (the “Commission”) regarding Post-Effective Amendment No. 57 to the Registration Statement on Form N-1A of Master Portfolio Trust, with respect to its series Government Portfolio (the “Portfolio”), filed with the Commission on September 1, 2017. Following are the Staff’s comments and the Registrant’s responses thereto:

1. Comment:	As a general matter, the Staff requested that the Registrant consider whether a comment provided with respect to one section of the Registration Statement would also apply to similar disclosure included in other sections of the Registration Statement.

Response:	The Registrant will consider whether a comment provided with respect to one section of the Registration Statement would also apply to similar disclosure included in other sections of the Registration Statement.

2. Comment:	The Staff noted that the Registrant states under Item 6 that “the proceeds of a withdrawal will be paid by the Portfolio in federal funds normally on the business day the withdrawal is effected, but in any event within seven days.” The Staff suggested that the Registrant consider if such statement should be moved to the disclosure under Item 11.

Response:	The Registrant respectfully notes that the disclosure referenced by the Staff is currently included in Item 11, as well as in Item 6.

3. Comment:	The Staff noted that the Registrant states under Item 6 that “the Portfolio undertakes in its 2a-7 procedures that, in responding to a withdrawal request by an investor, it will pay in cash within one business day the lesser of the amount of the withdrawal request or the amount of 10% of the investor’s investment in the Portfolio, provided that the foregoing will not preclude the Portfolio from paying more in cash to satisfy the withdrawal request to the extent it may do so and remain in compliance with its 2a-7 procedures.” The Staff requested that the Registrant provide in its response the legal basis for such undertaking.

Response:	The Registrant notes that the Portfolio is a master fund into which investment companies affiliated with the Portfolio invest all of their respective assets as feeder funds in reliance on Section 12(d)(1)(E) of the 1940 Act. The Registrant notes that the Portfolio makes the undertaking referenced by the Staff in accordance with the Staff’s response to question II.5 set forth in the “Staff Responses to Questions About Money Market Fund Reform,” revised on August 7, 2012, in which the Staff stated that a taxable money market fund that is a feeder fund investing solely in securities issued by a master fund in reliance on Section 12(d)(1)(E) of the 1940 Act may comply with the daily liquid asset requirement set forth in Rule 2a-7 by investing in a master fund that guarantees redemptions in one day or by holding 10% of its total assets in cash or other daily liquid assets that are not deemed to be investment securities for purposes of Section 12(d)(1)(E).

4. Comment:	The Staff requested that the Registrant revise the last sentence of Item 6, regarding certain circumstances under which the right of an investor to receive payment with respect to a withdrawal may be delayed or suspended, to clarify that such withdrawal may be delayed or suspended beyond seven days.

Response:	The Registrant will revise the disclosure referenced by the Staff to address the Staff’s comment when the Registrant next files a post-effective amendment to the Portfolio’s Registration Statement.

5. Comment:	The Staff suggested that the Registrant consider disclosing under Item 9 and Item 16 the amount of notice that would be provided to shareholders in connection with a change to the Portfolio’s investment objective.

Response:	The Registrant respectfully submits that disclosure regarding the amount of notice that would be provided to shareholders in connection with a change to the Portfolio’s investment objective is not required nor is a specific amount of notice prescribed under the 1940 Act.

6. Comment:

The Staff requested that, in accordance with the definition of “government money market fund” set forth in Rule 2a-7(a)(16), the Registrant add disclosure stating that the Portfolio invests at least 99.5% of its total assets in cash, securities issued or guaranteed by the U.S. government or its agencies or instrumentalities, and/or repurchase agreements that are collateralized by cash or government securities. The Staff also requested that, in accordance with Rule 35d-1, the Registrant add disclosure stating that the Portfolio has a policy to invest (under normal circumstances) at least 80% of its net assets in U.S. government securities and/or repurchase agreements that are collateralized by U.S. government securities. The Staff noted its position that a money market fund that includes the term “government” in its name should include the 99.5% test and the 80% test in its disclosure. The Staff referred to the response to question 55 included in the 2014 Money Market Fund Reform Frequently Asked Questions, revised on May 23, 2016.

Response:	The Registrant will add disclosure to address the Staff’s comment when the Registrant next files a post-effective amendment to the Portfolio’s Registration Statement.

7. Comment:	The Staff noted that the Registrant states that “U.S. government obligations are not necessarily backed by the full faith and credit of the United States.” The Staff suggested that the Registrant consider revising the disclosure to clarify what types of government securities are not backed by the full faith and credit of the United States.

Response:	The Registrant respectfully submits that it provides information regarding the types of government securities that are not backed by the full faith and credit of the United States under “More on the Portfolio’s Investment Strategies, Investments and Risks.”

8. Comment:	The Staff suggested that the Registrant consider revising the last sentence under “Principal Investment Strategies” to clarify the circumstances, under Rule 2a-7, under which a security would be held or sold in the event of credit downgrades or certain other events.

Response:	The Registrant respectfully submits that detailing the technical requirements of Rule 2a-7 referenced by the Staff is not consistent with Rule 421 under the 1933 Act and is unlikely to be useful to the Portfolio’s investors.

9. Comment:	The Staff noted that the Registrant states under “More on the Portfolio’s Investment Strategies, Investments and Risks” that “the Portfolio maintains a weighted average maturity of not more than 60 days. In addition, the Portfolio must comply with rules with respect to the Portfolio’s weighted average life.” The Staff requested that the Registrant revise the disclosure to refer to “dollar weighted average maturity.” The Staff also requested that, if accurate, the Registrant revise the disclosure to state that the Portfolio maintains a dollar weighted average life of not more than 120 days.

Response:	The Registrant will revise the disclosure referenced by the Staff to address the Staff’s comment when the Registrant next files a post-effective amendment to the Portfolio’s Registration Statement.

10. Comment:	The Staff suggested that the Registrant consider revising the disclosure regarding liquidity under “More on the Portfolio’s Investment Strategies, Investments and Risks” to disclose the 10% daily liquid asset and 30% weekly liquid asset requirements under Rule 2a-7.

Response:	The Registrant respectfully submits that detailing the technical Rule 2a-7 daily liquid asset and weekly liquid asset requirements is not consistent with Rule 421 under the 1933 Act and is unlikely to be useful to the Portfolio’s investors, particularly since the Portfolio is a government money market fund that typically has daily liquid assets and weekly liquid assets that are well above the Rule 2a-7 minimums.

11. Comment:	The Staff suggested that the Registrant consider revising the statement under “Other investments” that the Portfolio may use other strategies and invest in other investments that are described, with their risks in Part B of the Registration Statement to clarify that all such strategies and investments must comply with Rule 2a-7.

Response:	The Registrant respectfully submits that the current disclosure makes clear that the Portfolio is a money market fund that seeks to comply with Rule 2a-7 and, therefore, the change requested by the Staff is unlikely to be useful to the Portfolio’s investors.

12. Comment:	The Staff noted that the Registrant states under “Liquidity Risk” that certain securities, once sold, may not settle for an extended period and that the Portfolio will not receive its sales proceeds until that time, which may constrain the Portfolio’s ability to meet its obligations (including obligations to redeeming shareholders). The Staff requested that the Registrant discuss in its response the types of eligible securities for purposes of Rule 2a-7 that may have extended settlement periods.

Response:	The Registrant will remove the disclosure referenced by the Staff when the Registrant next files a post-effective amendment to the Portfolio’s Registration Statement.

13. Comment:	The Staff requested that the Registrant revise the statement that “there are other factors that could adversely affect your investment and that could prevent the Portfolio from achieving its investment objective(s)” to clarify that such other factors are additional, and not principal, risks.

Response:	The Registrant respectfully submits that the change requested by the Staff is unlikely to be useful to the Portfolio’s investors.

14. Comment:	The Staff requested that the Registrant confirm that it has included the disclosure required by Item 11(c)(7) of Form N-1A (the number of days following receipt of shareholder redemption requests in which the fund typically expects to pay out redemption proceeds to redeeming shareholders) and Item 11(c)(8) of Form N-1A (the methods that the fund typically expects to use to meet redemption request and whether those methods are used regularly or only in stressed market conditions) and to revise the disclosure in Item 11 to the extent applicable.

Response:	The Registrant will confirm that it has included the disclosure required by Item 11(c)(7) and Item 11(c)(8) of Form N-1A, and will revise such disclosure to the extent necessary to address the Staff’s comment, when it next files a post-effective amendment to the Portfolio’s Registration Statement.

15. Comment:	The Staff requested that the Registrant revise the disclosure under Item 11 to indicate whether the Portfolio will make in-kind redemptions in pro rata slices, in individual securities and/or in representative baskets.

Response:	The Registrant respectfully submits that the change requested by the Staff is not required. The Registrant notes that the Portfolio would make any in-kind redemptions in accordance with the Portfolio’s affiliated redemptions in-kind procedures, which generally provide that a redeeming affiliated shareholder will receive a pro rata distribution of the Portfolio’s securities, subject to certain adjustments described in the procedures, insofar as is practicable, or that the Portfolio shall use such other reasonable method as is approved by the Board of Trustees of the Portfolio.

16. Comment:	The Staff requested that the Registrant revise the disclosure under Item 11 to address the Portfolio’s policy with respect to dividends and distributions, including any options that shareholders may have as to the receipt of dividends and distributions, in accordance with Item 11(d) of Form N-1A.

Response:	The Registrant respectfully submits that the change requested by the Staff is not relevant to the Portfolio’s investors. The Registrant notes that the Portfolio issues interests only to affiliated investment companies and not to individual investors. The Registrant notes that the Portfolio’s daily net income is allocated pro rata among such affiliated investment companies investing in the Portfolio, and that such affiliated investment companies in turn make distributions to individual investors.

17. Comment:	The Staff requested that the Registrant revise the disclosure under “Days and Hours of Operation” to clarify by what time a purchase or withdrawal request must be received by the Portfolio in order for the investor to receive that day’s net asset value. The Staff also requested that the Registrant clarify how orders received between 4:00 p.m. and 5:00 p.m. would be treated for purposes of receiving that day’s net asset value or the next day’s net asset value.

Response:

The Registrant notes that the disclosure currently states that: (i) the Portfolio typically calculates its net asset value as of each hour from 9:00 a.m. (Eastern time) until its close of business on each business day; (ii) the Portfolio normally closes for business and makes its final net asset value calculation as of 5:00 p.m. (Eastern time); (iii) all investments are made at net asset value next determined after an order is received by the Portfolio; and (iv) an investor in the Portfolio may withdraw all or any portion of its investment at any time at the net asset next determined after a withdrawal request in proper form is furnished by the investor to the Portfolio. Accordingly, the Registrant believes that it is clear in the current disclosure by what time a purchase or withdrawal request must be received by the Portfolio in order to receive that day’s net asset value. The Registrant also believes that it is clear in the current disclosure that an order received after 4:00 p.m. and prior to 5:00 p.m. would receive the net asset value calculated at 5:00 p.m.

18. Comment:	The Staff requested that the Registrant confirm that the disclosure under Items 17-20 is up-to-date and to revise such disclosure to the extent applicable.

Response:	The Registrant believes that the disclosure under Items 17-20 is consistent with the requirements of Form N-1A and Rule 3-12 of Regulation S-X. The Registrant will confirm that the disclosure under Item 17-20 is up-to-date when it next files a post-effective amendment to the Portfolio’s Registration Statement.

19. Comment:	The Staff requested that the Registrant revise the disclosure regarding “Illiquid Assets” in Part B to discuss the requirement under Rule 2a-7 that the Portfolio invest not more than 5% of its total assets in illiquid securities.

Response:	The Registrant will revise the disclosure referenced by the Staff to address the Staff’s comment when the Registrant next files a post-effective amendment to the Portfolio’s Registration Statement.

20. Comment:	The Staff requested that the Registrant revise the disclosure in Part B to clarify whether the Portfolio imposes fees or gates or reserves the right to do so.

Response:	The Registrant notes that it discloses in Part A, under “Main Risks,” that the Portfolio does not currently intend to avail itself of the ability to impose fees or gates but reserves the right, with notice to investors, to change this policy, thereby permitting the Portfolio to impose such fees and gates in the future. The Registrant respectfully submits that additional disclosure in Part B to the Registration Statement therefore is unlikely to be useful to the Portfolio’s investors.

21. Comment:	The Staff requested that the Registrant revise the disclosure under “Investment Policies” to except the Portfolio’s fundamental policy regarding borrowing from the statement that “if any percentage restriction...is complied with at the time of an investment, a later increase or decrease in the percentage resulting from a change in asset values or characteristics will not constitute a violation” of such restriction.

Response:	The Registrant will revise the disclosure referenced by the Staff to address the Staff’s comment when the Registrant next files a post-effective amendment to the Portfolio’s Registration Statement.

22. Comment:	The Staff requested that, at its next opportunity, the Registrant revise the Portfolio’s fundamental policy regarding concentration to remove the statement that the Portfolio may invest without limit in obligations issued by banks, or to clarify the types of investments in bank obligations that would be consistent with the requirement that the Portfolio invest 99.5% of its total assets in cash, government securities, and/or repurchase agreements that are collateralized by cash or government securities.

Response:	The Registrant notes that (i) the Portfolio’s investment strategy provides that the Portfolio invests exclusively in short-term U.S. government obligations and therefore the Portfolio is not permitted to invest bank obligations, and (ii) as the Staff points out, the Portfolio is a government money market fund that must comply with the requirements of Rule 2a-7 and, therefore, could not invest more than 0.5% of its total assets in bank obligations even if such an investment was permitted under the Portfolio’s investment strategy. Furthermore, the Registrant discloses that Rule 2a-7 may limit the Portfolio’s ability to engage in a strategy otherwise permitted under the 1940 Act. Accordingly, the Registrant does not believe that seeking shareholder approval to revise the Portfolio’s fundamental policy regarding concentration would warrant the necessary shareholder expense to obtain such approval. Nevertheless, the Registrant will consider asking shareholders to approve a revised fundamental policy regarding concentration if the Portfolio holds a shareholder meeting in the future.

23. Comment:	The Staff requested that the Registrant revise the statement that:

“for purposes of the investment restrictions described above, the issuer of a tax-exempt security is deemed to be the entity (public or private) ultimately responsible for the payment of principal of and interest on the security”

to state:

“for purposes of the investment restrictions described above, the issuer of a tax-exempt security is deemed to be the entity (public or private) principally responsible for the payment of principal of and interest on the security”

Response:	The Registrant will revise the disclosure referenced by the Staff to address the Staff’s comment when the Registrant next files a post-effective amendment to the Portfolio’s Registration Statement.

24. Comment:	The Staff noted that the Registrant states that “the SEC has taken the position that money market funds may reserve the right to invest without limit in obligations of domestic banks without being deemed to concentrate their investments,” and that the Portfolio’s concentration policy “will be interpreted to permit investment without limit in domestic bank participation interests in municipal securities.” The Staff requested that the Registrant remove these statements or explain in its response the basis for such positions.

Response:	The Registrant believes that the statements referenced by the Staff are consistent with in Release No. IC-9011 (October 30, 1975), in which the Staff stated that money market funds may reserve freedom of action to concentrate their investments in government securities and certain bank instruments.

25. Comment:	The Staff requested that the Registrant delete from the Portfolio’s Registration Statement the disclosure regarding Tax Free Reserves Portfolio’s fundamental policy.

Response:	The Registrant will address the Staff’s comment when the Registrant next files a post-effective amendment to the Portfolio’s Registration Statement.

26. Comment:	The Staff noted that the Registrant states that the Portfolio’s concentration policy will be interpreted to permit investment without limit in “securities of state, territory, possession or municipal governments and their authorities, agencies, instrumentalities or political subdivisions.” The Staff requested that Registrant add disclosure addressing the Staff’s view that the Portfolio should look through a private activity municipal debt security whose principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which the investments should be allocated when determining the Portfolio’s compliance with its concentration policy.

Response:	The Registrant acknowledges the position expressed by the Staff. However, the Registrant believes that, as a practical matter, it is highly unlikely that the Portfolio, which invests exclusively in short-term U.S. government obligations could invest 25% or more of their assets in private activity bonds. Accordingly, the Registrant does not believe that additional disclosure relating to this issue would be material to the Portfolio’s investors.

27. Comment:	The Staff requested that the Registrant delete the statement that the Portfolio’s concentration policy will be interpreted to permit investment without limit in issuers domiciled in a single jurisdiction or country. The Staff noted its view that this disclosure suggests that the Portfolio may invest more than 25% of its assets in issuers of a particular industry if they are all in a single jurisdiction or country, which would constitute a freedom of action to concentration that is not permitted under Section 8(b)(1) of the 1940 Act. The Staff quoted its statement in Release No. IC-9011 (October 30, 1975) that “the freedom of action to concentrate pursuant to management’s investment decision has been considered by the Staff to be prohibited by the 1940 Act unless the statement of investment policy clearly indicates when and under what conditions any changes between concentration and non-concentration would be made.”

Response:	The Registrant understands the disclosure referenced by the Staff to be subject to the requirement that the Portfolio invest not more than 25% of its assets in issuers in a single industry and believes that such disclosure is not intended to reserve the freedom of action to concentrate. However, to clarify this point, the Registrant will revise the disclosure referenced by the Staff to state that there will be no limit on investment in issuers based solely on their domicile in a single jurisdiction or country when the Registrant next files a post-effective amendment to the Portfolio’s Registration Statement.

28. Comment:	The Staff requested that the Registrant revise the disclosure under Item 19 to refer only to the Portfolio’s management agreement and sub-advisory agreement.

Response:	The Registrant will address the Staff’s comment when the Registrant next files a post-effective amendment to the Portfolio’s Registration Statement.

29. Comment:	The Staff requested that the Registrant revise the second paragraph of “Expenses” under Item 19 to clarify, if correct, that an expense limit arrangement is in effect with respect to the Portfolio.

Response:	The Registrant notes that the disclosure referenced by the Staff addresses the possibility that management may enter into a contractual expense limitation arrangement for the Portfolio in the future. However, although management has voluntarily waived fees with respect to the Portfolio in the past, management has not entered into a contractual expense limitation arrangement for the Portfolio.

30. Comment:	The Staff requested that the Registrant revise the disclosure under Item 19 to describe in greater detail the recapture provisions under the Portfolio’s expense limitation arrangement.

Response:	The Registrant notes that, as discussed above, management has not entered into a contractual expense limitation arrangement for the Portfolio. The Registrant notes that if management enters into a contractual expense limitation arrangement for the Portfolio in the future, it will revise the disclosure as applicable.

Please call the undersigned at (617) 951-8458 or Barry Hurwitz at (617) 951-8267 with any questions.

Sincerely,

/s/ Jeremy Kantrowitz

Jeremy Kantrowitz

cc:	Robert I. Frenkel, Esq.
Thomas C. Mandia, Esq.
Susan Lively, Esq.
Roger P. Joseph, Esq.
Lea Anne Copenhefer, Esq.